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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as follows:

     Exhibit (d) is hereby amended by adding the text on pages 4– 14 of this Amendment No. 1 to the section “Recent Developments.”

     Exhibit (d) is hereby amended by replacing the section “Recent Developments — The Federal Republic of Germany” with the text on pages 15– 16 of this Amendment No. 1.

     Exhibit (d) is hereby amended by replacing the section “Business — Loans to Banks and Customers — New Business” with the text on page 17 of this Amendment No. 1.

     Exhibit (d) is hereby amended by replacing the third sentence in the section “Management’s Comments on the Consolidated Financial Statements — Sources of Funds” with the sentence on page 18 of this Amendment No. 1.

     Exhibit (d) is hereby amended by replacing the section “Supplementary Information on Consolidated Funded Debt — Repayment Schedule for Consolidated Funded Debt” with the information on page 19 of this Amendment No. 1.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 3, 2005 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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EXCHANGE RATE INFORMATION

     On July 26, 2007, the noon buying rate for cable transfers in New York City payable in euros was €1.00 = U.S.$1.373.

     The following table shows the period end and average noon buying rates for euro, expressed as U.S. dollars per €1.00, for the period and date indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)

Six-month period ended June 30, 2007	1.352	1.337

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from January 2007 through June 2007, as reported by the Federal Reserve Bank of New York.

2007	High	Low

January	1.329	1.290
February	1.325	1.293
March	1.337	1.309
April	1.366	1.336
May	1.362	1.342
June	1.353	1.330

     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

     The following financial information represents the unaudited financial results of Landwirtschaftliche Rentenbank for the six-month period ending June 30, 2007.

Forward-Looking Statements

     This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Consolidated Interim Management Report

Business Trends

     In the first half of 2007, Landwirtschaftliche Rentenbank’s (group) business development was distinguished by overall buoyant new business activity and a slightly improved profitability. Once again, it was possible to approve more financing for agriculture and rural areas than in the first six months of the previous year. Due to higher loan volume, low administration expenses and continuing favorable general conditions on the money and capital markets, it was possible to increase both the interest surplus as well as the operating result. Demand for high quality issues remained on a high level. In the first half of the year, thereby, three quarters of the anticipated medium and long-term issue requirement of € 11 billion had already been raised.

New Business

Promotional Lending

     Promotional business including prolongations and interest-rate adjustments amounted to a total of €8.7 billion in the first six months of the current year, compared to €8.2 billion in the first half of 2006. Impulse for growth came, in the first instance, from special loans for the promotion of specific purposes in agriculture and rural areas. The increase in new business in this promotional area compensated for weaker demand for standard promotional loans. Prolongations and interest-rate adjustments also stood above the previous year’s level.

     In spite of rising interest rates, our special loans were more strongly in demand for the first half of 2007 than in the corresponding period for the previous year. By the end of June, we had approved €1,456.4 million (compared to €1,159.9 million by the end of June 2006), a 25% increase in special loans overall. In particular, we have been able to increase loans for refinancing promotional measures of the federal states for agriculture and rural areas. Once again, there was stronger demand for financing agricultural buildings and agricultural land under the programs “Agriculture” and “Young Farmers”. The approval of promotional loans for rural development stood equally above the comparable level of the previous year as well as the promotion of infrastructure measures within the framework of our special loan program “Regional Structural Measures”. Once again, within the area of “Renewable Energies”, financing of biogas plants developed very positively while demand for the financing of photovoltaic installations declined further. On account of damage to forests caused by the winter gale “Kyrill” at the beginning of the year, the importance of loans to cover liquidity assistance increased noticeably.

     In addition to our special loans for specific promotional purposes and assistance measures, we also issue standard promotional loans for agriculture and rural areas. In this promotional area, we approved €2,817.1 million in new loans by the end of June 2007, compared to €2,983.1 million by the end of June 2006. Prolongations and interest-rate adjustments associated with medium and long-term loan agreements climbed to €2 278.9 million (compared to €1,885.0 million during the same period last year), of which € 108.8 million were

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interest-rate adjustments with a term of more than one year. New business in securitized lending at €2,160.8 million (compared to €2,220.5 million during the same period last year) was nearly on the same level as at the end of June 2006.

New Issues

     Three-quarters of the total anticipated requirement for medium and long-term issues, roughly €11 billion for 2007, had already been placed in the first half of the year. As of the end of June, medium and long-term issue volume amounted to €8.3 billion (compared to €7.5 billion as of the end of June 2006). This figure includes all issues with maturities and non-call periods of more than two years. € 5.4 billion (compared to €4.3 billion in the first half of 2006) thereof was issued under the Euro Medium Term Note Programme. At €2.0 billion (compared to €2.2 billion raised during the same period in the previous year), the second most important refinancing instrument in this maturity bracket were global bonds registered with the U.S. Securities and Exchange Commission. With a volume of €0.5 billion (compared to €0.5 billion in the first half of 2006), issues within the framework of our Australian Dollar Medium Term Note Programme took third rank. The US dollar remained the most important funding currency taking a share of 43.1%, followed by the euro with 24.8%. Interest-rate risks and currency risks have been hedged by financial derivatives, primarily swaps.

     Short-term funding with maturities and non-call periods of up to two years increased to €18.2 billion (compared to €11.7 billion during the first half of the previous year). 78.6 % thereof was accounted for by the Euro Commercial Paper Programme, from which €14.3 billion (compared to €8.3 billion in the first six months of the previous year) was drawn in the first six months of the current year. The total funding for the first half year amounted to €26.5 billion (compared to €19.2 billion for the same period in the previous year).

Consolidated Balance Sheet

     As at June 30, 2007, total assets reached €104.1 billion, compared to €82.5 billion as at December 31, 2006. As at June 30,2006, they amounted to €96.5 billion. This represents an increase of €21.6 billion or 26.2% compared to the year-end 2006 and €7.6 billion or 7.9% compared to the half year’s figure 2006, respectively. In accordance with Rentenbank Law and Statutes, our lending is principally channeled through other banks. Therefore, amounts due from banks with a share of 76.4% were of particular importance on the asset side of the balance sheet. This item reached €79.5 billion (compared to €58.4 billion as at December 31, 2006) in the middle of 2007. This increase had been caused by a higher volume of overnight money and time deposits which had been included in this item and which increased by €20 billion for due date and seasonal reasons compared to the year-end 2006. In comparison to June 30, 2006, the increase amounted to €6.9 billion. Amounts due from customers decreased by €1.5 billion to €0.4 billion (compared to €1.9 billion as at December 31, 2006) due to a decline in call money. The securities portfolio which includes mainly bank bonds and debentures increased by €2 billion to €23.8 billion (compared to €21.8 billion as at December 31, 2006).

     Due to a higher volume of overnight money and time deposits for due date and seasonal reasons, liabilities to banks increased by €14.6 billion to €24 billion (compared to €9.4 billion as at December 31, 2006) on the liability side of the balance sheet. In comparison to June 30, 2006, this balance sheet item remained nearly unchanged. Liabilities to customers increased by €0.5 billion to €4.8 billion (compared to €4.3 billion as at December 31, 2006). For refinancing, securitized liabilities were once again used more strongly in the first half-year 2007. Due to lively funding activity in the first half of 2007, the portfolio of securitized liabilities grew by €6.5 billion to €72 billion (compared to €65.5 billion as at December 31, 2006). The Euro Medium Term Note Programme at an amount of €42.9 billion as at June 30, 2007 (compared to €40.2 billion as at December 31, 2006) represented the most important funding instrument. Global bonds registered with the U.S. Securities and Exchange Commission amounted to €14.2 billion as at June 30, 2007 (compared to €14.6 billion as at December 31, 2006). As part of the money market funding, the portfolio from the Euro Commercial Paper Programme was valued at €8.1 billion as at June 30, 2007 (compared to €4.5 billion as at December 31, 2006).

     The money and capital market funds raised for refinancing were concluded at market conditions.

     Due to higher provisions for the promotional business, total provisions increased by €7.1 million to €284.1 million as at June 30, 2007 (compared to €277.0 million as at December 31, 2006). Pensions provisions on balance decreased by €0.7 million. The amount of covering assets is calculated on the basis of an assumed interest rate of 3.5% as at June 30, 2007 (compared to 3.5% as at December 31, 2006).

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     Including the fund covering general banking risks and excluding the consolidated interim net income as at June 30, 2007, capital remained unchanged at €1,798.0 million and is made up as follows:

(EUR in millions)

Capital Stock	135
Principal reserve	245
Guarantee reserve	410
Other reserves	3
Differences from capital consolidation	24
Fund covering general banking risks	981

Subtotal	1,798

Consolidated interim net income (January 1 – June 30, 2007)	66

Total	1,864

     Subordinated liabilities decreased on balance by €42 million to €1,029 million as at June 30, 2007 (compared to €1,071 million as at December 31, 2006) caused by exchange-rate fluctuations. From the amount of subordinated liabilities, €883 million (compared to €822 million as at December 31, 2006) is countable as equity capital in accordance with §10(2)4 of the German Banking Act (the “Banking Act”).

     The equity capital ratios calculated according to the combined Principle I with a figure of 8.8% (compared to 10.7% as at December 31, 2006) for core capital and 14.1% (compared to 16.8% as at December 31, 2006) for total equity capital continue to stand clearly above the requirements.

Consolidated Profit and Loss Account

     In the first half of 2007, profitability continued to develop favorably. Including current income from shares, fixed-income securities and investment holdings, interest income totaled €2,099.9 million (compared to €1,754.0 million in the first half of 2006). After subtracting interest expenses of €1,978.2 million (compared to €1,637.5 million in the first half of 2006), net interest income amounted to €121.7 million (compared to €116.5 million in the first half of 2006).

     The interest surplus of all business areas (segments) “Treasury Management”, “Promotional Business” as well as “Capital Investment” developed in a satisfactory manner compared to the previous year. In the “Treasury Management”, the net interest incomes of liquidity safeguarding and management are shown. This segment increased its contribution to operating result by 20.5% to €14.1 million in the first half of 2007 (compared to €11.7 million in the first half of 2006). In the “Promotional Business“, where the interest surplus of the promotional business is consolidated, net interest income improved by 2.1% to €69.6 million (compared to €68.2million in the first half of 2006). The “Capital Investment” to which in the segment reporting the interest surplus from the investment of own funds is allocated, recorded a result increase of 3.8% to €38.0 million (compared to €36.6 million in the first half of 2006).

     In comparison to the first six months of the previous year, general administration expenses including depreciation on tangible assets were reduced by €0.7 million to €17.7 million (compared to €18.4 million during the first six months of the previous year). Personnel expenses fell by 9.5% to €11.4 million due to lower expenses for pension provisions, while operating expenses increased by 8.6% to €6.3 million as the result of necessary investment measures above all in the IT area due to supervisory requirements. In comparison to the 2006 first half-year, the cost-income ratio improved from 15.7% to 14.4%.

     The balance of other operating income and expenses at an amount of €1.3 million stood with €0.3 million slightly above the value of the previous year. Operating result before risk provisions/valuation could be increased by 6.4% to €105.1 million (compared to €98.8 million during the same period in 2006).

     Write-downs and value adjustments on receivables and securities as well as allocations to provisions in the loan business are adequately determined and cover all recognizable risks. The valuation result is mainly affected by provisions for the promotional business. Taking into account tax on income and earnings of €0.1 million (compared to €0.0 million during the same period in 2006), a consolidated interim net income of €65.6 million (compared to €59.9 million during the same period in 2006) is reported.

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Risk Report

     The risk structure of the bank is essentially defined by the framework set by Rentenbank Law and Statutes. The Board of Managing Directors of Landwirtschaftliche Rentenbank carries total responsibility for the risk management of the bank.

     A fundamental component of the risk management system is the setting-up and monitoring of limits which are adjusted to risk bearing capacity. The instruments used for risk management and supervision are subject to constant monitoring and continuing development.

     In the first half of the current year, we integrated a Value at Risk (VaR) analysis for the “Treasury Management” segment into the reporting system. This showed the maximum loss arising from market effects for a one-day holding period and a confidence level of 99%.

Credit Risks

     The risk strategy in connection with our risk bearing capacity concept is the central point of our adequate management instruments to safeguard a good credit standing of the portfolio. Thereby, on the portfolio level, a cumulative potential loss is calculated over a 5-year-horizon using historic loss probabilities. Allocated assets for covering credit risk amounted to €39.0 million (compared to €39.0 million as at December 31, 2006) at the reporting date. Regarding the utilization, this contrasts to a yearly cumulated loss of €7.6 million (compared to €6.0 million as at December 31, 2006).

Market-Price Risks

     Market-price risks arise in the form of interest-rate changes, foreign exchange and other price risks. Rentenbank does not run a trading book in the sense of §1a(1) of the Banking Act.

     The market-price risk limit based on the risk bearing capacity remained unchanged at €61 million. Market-price risk corresponded, thereby, to a present value change for an interest-rate shock parallel to 100 basis points. During the first six months of 2007, the minimal absolute utilization stood at €0.3 million, the maximum absolute utilization at €33.8 million and the average utilization at €20.3 million. At the end of June 2007, market-price risk utilization amounted to €11.0 million (compared to €23.8 million at the end of December 2006).

     In the first half year, the maximum VaR utilization in the segment “Treasury Management” stood at €2.4 million and the minimum utilization at €0.3 million. The average for the VaR figure stood at €1.2 million.

Liquidity Risks

     To monitor the limits, all scheduled maturities are evaluated daily and a liquidity projection is drawn up for both up to 30 and 365 days. Principle II is also monitored daily. In the first half of 2007, the monthly reported liquidity indicator according to Principle II using the effective temporary regulations for the period up to 30 days stood between 1.5 and 2.2 and thereby clearly above the supervisory required value of 1.0. On average, the liquidity indicator stood at 1.8. At the end of June 2007, the indicator was 2.0 (compared to 3.6 at the end of December 2006). Accompanying the daily supervision, a quarterly scenario analysis has been carried out. Thereby various scenarios have been assumed and the effect on liquidity have been checked.

Operational Risks

     During the first six months of 2007, no important damage events occurred from operational risks. All damage events were recorded locally in our damage event data bank. Responsible for recording all current damages and possible damages is the respective department head. The management of operational risks is carried out in the individual business areas, so that measures for avoiding and limiting risks primarily remain the responsibility of the organizational units. The implementation of self-assessments has begun. The allocated assets to cover operational risk amounted to €12.0 m at June 30, 2007.

Risk Bearing Capacity

     The calculation of risk bearing capacity shows that it is possible to underlay incurred risks at any time with own funds. The risk bearing capacity concept guarantees that the risk bearing capacity for credit, market-price, liquidity and operational risks is covered at all times.

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Forecasting Report

     The positive development in profitability is also expected to continue in the coming months. Due to the predicted developments on money and capital markets, lower growth rates for the interest surplus in the second half of the year are expected. We are confident that the positive results of the 2006 business year can be achieved in the current year again or slightly exceeded according to the forecasting report 2006. As such, the conditions remain favorable to continue our promotional activities at a high level commensurate with demand. Based on the business transactions concluded since the beginning of the year, we expect medium and long-term new business will continue to develop positively during the course of the current year.

Selected Financial information for the Group

New Business

	June 30, 2007	June 30, 2006	Change

	(EUR in millions)		(in %)
Promotional business
(medium and long-term)	8,713.2	8,248.5	5.6
thereof: Special loans including
Special Purpose Fund	1,456.4	1,159.5	25.6
Standard promotional loans	2,817.1	2,983.1	(5.6)
Prolongations	2,278.9	1,885.0	20.9
Securitized lending	2,160.8	2,220.5	(2.7)

Issuing business	26,545.4	19,235.1	38.0
thereof: Medium and long-term	8,313.4	7,491.6	11.0
Money-market related	3,075.1	2,061.8	49.1
Short-term	15,156.9	9,681.7	56.6

Selected Balance Sheet Items

	June 30, 2007	June 30, 2006	December 31, 2006

	(EUR in billions)		(EUR in billions)

Total assets	104.1	96.5	82.5
Due from banks	79.5	72.6	58.4
Bonds and other fixed income securities	23.8	22.0	21.8
Liabilities to banks	24.0	23.9	9.4
Securitized liabilities	72.0	65.2	65.5

	June 30, 2007	June 30, 2006	December 31, 2006

	(EUR in millions)		(EUR in millions)

Total capital in the balance sheet (including subordinated liabilities)	2,827.1	2,798.5	2,869.6

Extract of the Profit and Loss Account

	June 30, 2007	June 30, 2006	Change

	(EUR in millions)		(in %)
			compared to June 30, 2006	compared to 6/12ths of the 2006 figure

Net interest and commission income	121.5	116.2	4.6	8.4
Administrative expenses	17.7	18.4	(3.8)	(10.6)
Operating result (before risk provisions and net valuation adjustments)	105.1	98.8	6.4	12.5
Cost-Income Ratio	14.4%	15.7%

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Consolidated Interim Financial Statements as at June 30, 2007

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30, 2007	December 31, 2006

	(EUR in millions)
Essential assets
Due from banks	79,499	58,446
Due from customers	441	1,894
Bonds and other fixed-income securities	23,849	21,834
All other assets	325	337

Total assets	104,114	82,511

	June 30, 2007	December 31, 2006

	(EUR in millions)
Essential liabilities
Liabilities to banks	24,024	9,384
Liabilities to customers	4,774	4,347
Securitized liabilities	71,976	65,457
Subordinated liabilities	1,029	1,071
Fund covering general banking risks	981	981
Capital and reserves	883	828
All other liabilities	447	443

Total liabilities	104,114	82,511

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	January 1 to June 30, 2007	January 1 to June 30, 2006

	(EUR in millions)

Interest Income	2,092.6	1,748.4
Current Income	7.3	5.6
Interest expenses	(1,978.2)	(1,637.5)

Net interest income	121.7	116.5
Net commission income	(0.2)	(0.3)
General administrative expenses	(17.1)	(17.9)
Depreciation and value adjustments relating to intangible and tangible assets	(0.6)	(0.5)
Other operating income/expense	1.3	1.0

Operating results before risk provisions/valuation	105.1	98.8

Expenses for particular securities and receivables	(39.4)	(38.9)
Taxes on income and earnings	(0.1)	(0.0)

Consolidated interim net income	65.6	59.9

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Selected Explanatory Notes to the Consolidated Interim Financial Statements as at June 30, 2007

Accounting and Valuation Methodology

     The consolidated interim financial statement of Landwirtschaftliche Rentenbank has been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (RechKredV) effective as of December 11, 1998.

     In the interim financial statements, the same accounting and valuation methods and consolidation principles have been observed as in the consolidated accounts of December 31, 2006. In addition, the European directive implementing the Transparency Directive and the present draft of GAS 16 have been taken into account.

     The disclosure of pension provisions is based on the insurance company’s actuarial report of December 31, 2006. The projection shown in the expert’s report for the fiscal year 2007 has been updated and validated on the basis of the personnel changes of June 30, 2007. Tax provisions have been calculated on the basis of the target figures for June 30, 2007.

     The composition of the reporting entity of Landwirtschaftliche Rentenbank which includes LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (“DSV”) remained unchanged. In view of the fact that all other companies affiliated to the group are immaterial in terms of the bank’s and the group’s assets, liabilities, financial position and profit or loss, their inclusion has been waived in accordance with §296 of the German Commercial Code (HGB).

     On June 30,2007, LRB’s total assets amounted to €247.3 million and DSV’s total assets amounted to €16 million.

Statements on the Consolidated Balance Sheet

     The statements according to the remaining time to maturity show no accrued interest.

Asset items divided according to the remaining time to maturity		Up to three months	Longer than three months up to one year	Longer than one year up to five years	Longer than five years

			(EUR in millions)

Due from banks*	June 30, 2007	21,847	23,849	17,113	15,036
	Dec 31, 2006	11,375	14,887	16,951	13,732

Due from customers	June 30, 2007	283	10	59	1
	Dec 31, 2006	1,707	14	51	5

*	Includes amounts with daily maturities

     The balance sheet item “Due from customers” includes €46 million (compared to €1,530 million as at December 31, 2006) of local government loans.

     From the item “Bonds and other fixed-income securities”, €585 million (compared to €604 million as at December 31, 2006) represent bonds from public issuers, of which €361 million (compared to €364 million as at December 31, 2006) are acceptable as collateral with the Deutsche Bundesbank. €23,263 million (compared to €21,226 million as at December 31, 2006) accounted for bonds from other issuers, of which €21,015 million (compared to €19,871 million as at December 31, 2006) are acceptable as collateral with the Deutsche Bundesbank. The balance sheet item includes €3,650 million (compared to €3,482 million as at December 31, 2006) which will mature a year after the reporting date and own bonds with a nominal value of €2 million (compared to €4 million as at December 31, 2006).

     In the balance sheet item “All other assets” in the condensed balance sheet, we combined the items “Cash in hands” of €4 million (compared to €10 million as at December 31, 2006), “Investment holdings” of €170 million (compared to €170 million as at December 31, 2006), “Shares in affiliated companies” of €3 million (compared to €3 million as at December 31, 2006), “Trust assets” of €110 million (compared to €115

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million as at December 31, 2006), “Intangible assets” of €1 million (compared to €0 million as at December 31, 2006), “Tangible assets” of €20 million (compared to €20 million as at December 31, 2006), “Other assets” of €6 million (compared to €6 million as at December 31, 2006) and “Deferred items” of €11 million (compared to €13 million as at December 31, 2006).

Liability items divided according to the remaining time to maturity		Up to three months*	Longer than three months up to one year	Longer than one year up to five years	Longer than five years

			(EUR in millions)

Liabilities to banks	June 30, 2007	19,322	950	2,061	1,133
	Dec 31, 2006	5,196	585	2,318	789

Liabilities to customers	June 30, 2007	939	218	1,323	2,164
	Dec 31, 2006	330	261	1,311	2,313

*	Includes amounts with daily maturities

     Securities worth a total value of €21,030 million (compared to €19,833 million as at December 31, 2006) have been deposited at the Deutsche Bundesbank for refinancing purposes. As a part of open market operations of the ECB, € 13,010 million (compared to €1,500 million as at December 31, 2006) were credited at the branch office of the Deutsche Bundesbank in Frankfurt which are included in the balance sheet item “Liabilities to banks”.

     From the securitized liabilities, €22,067 million (compared to €18,696 million as at December 31, 2006) mature in the year following the reporting date. The composition of the “Subordinated liabilities” has not changed since the past annual reporting date.

     The balance sheet item “All other liabilities” in the condensed balance sheet includes the following items: “Trust liabilities” of €110 million (compared to €115 million as at December 31, 2006), “Other liabilities” of €22 million (compared to €21 million as at December 31, 2006), “Edmund Rehwinkel-Foundation” of €1 million (compared to €1 million as at December 31, 2006), “Deferred items” of €30 million (compared to €29 million as at December 31, 2006) and “Provisions” of €284 million (compared to €277 million as at December 31, 2006).

     Denominated in foreign currencies, assets amount to €1,097 million (compared to €1,101 million as at December 31, 2006) and liabilities amount to € 49,338 million (compared to €44,169 million as at December 31, 2006).

Explanations on the Consolidated Profit and Loss Account

Income		Germany	Europe/
Breakdown by geographical markets			OECD

January 1 – June 30, respectively		EUR million

Interest Income	2007	901	1,192
	2006	836	912

Current income from shares and non-fixed	2007	0	—
income securities	2006	0	—

Current income from investment holdings	2007	7	—
	2006	6	—

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General administrative expenses
January 1 – June 30, respectively	2007	2006

	EUR Millions

Personnel expenses	11	13
Other administrative expenses	6	5

     Expenses and income include no material amounts relating to prior periods.

     See “— Consolidated Interim Management Report” for more information on individual profit and loss items.

Supplementary Information

Information on Market Risk-Related Transactions

     In principle, derivative business is only transacted to hedge balance sheet-effective transactions. The volume of this business is limited through position, counterparty and product-related limits and is constantly monitored within the framework of our risk management.

Derivative Transactions

Netting and collateral agreements have not been taken into account in the breakdown.

Derivative transactions – volume -			Fair value	Fair value
in € million	Nominal value		positive	negative

	June 30,	December 31,	June 30,	June 30,
	2007	2006	2007	2007

Interest rate risks	214,233	144,827	615	823
Currency risks	50,108	44,566	519	4,198
Stock and other price risks	202	205	34	12

Interest rate, currency, stock and other price risks	264,543	189,598	1,168	5,033

Derivative transactions –
breakdown by maturities -					Stock and
Nominal value – in € million	Interest rate risk		Currency risk		other price risks

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006	2007	2006

Remaining time to maturity
— Up to three months	93,675	68,601	5,797	6,996	0	0
— Longer than three months up to one year	73,923	31,620	11,219	8,295	116	130
— Longer than one year up to five years	32,005	32,413	20,935	21,472	86	75
— Longer than five years	14,630	12,193	12,157	7,803	0	0

Total	214,233	144,827	50,108	44,566	202	205

Derivate transactions –			Fair value	Fair value
breakdown by counterparties – in € million	Nominal value		positive	negative

	June 30,	December 31,	June 30,	June 30,
	2007	2006	2007	2007

OECD banks	248,285	175,659	1,105	4,015
Other counter-parties	16,258	13,939	63	1,018

Total	264,543	189,598	1,168	5,033

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     Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date were concluded to cover market -price risk.

     The investment holdings according to §285(11) of the German Commercial Code (HGB) remain unchanged.

     The Condensed Consolidated Interim Financial Statements and the Condensed Consolidated Interim Management Report have not been subject to an auditor’s review or an audit in accordance with §317 of the German Commercial Code (HGB).

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Executive Bodies

Board of Managing Directors
Dipl.-Kfm. Dr. h. c. Uwe Zimpelmann (Chairman)
Dipl.-Kfm. Hans Bernhardt
Hans Jürgen Ploog
Dipl.-Volksw. Dr. Horst Reinhardt (Deputy Member)

Advisory Board
Chairman:
Gerd Sonnleitner, Präsident des Deutschen Bauernverbands e.V., Berlin

Deputy Chairman:
Horst Seehofer, Bundesminister für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutsche Bauernverband e.V.:
Dr. Helmut Born, Generalsekretär des Deutschen Bauernverbands e.V., Berlin
Udo Folgart, Präsident des Landesbauernverbands Brandenburg e.V., Teltow/Ruhlsdorf
Werner Hilse, Präsident des Landvolks Niedersachsen - Landesbauernverband e.V., Hanover
Erika Lenz, Ehrenpräsidentin des Deutschen Landfrauenverbands e.V., Berlin
Franz-Josef Möllers, Präsident des Westfälisch-Lippischen-Landwirtschaftsverbands e.V., Münster

Representative of the Deutsche Raiffeisenverband e.V.:
Manfred Nüssel, Präsident des Deutschen Raiffeisenverbands e.V., Bonn

Representatives of the Food Industry:
Bruno Fehse, Präsident des Bundesverbands der Agrargewerblichen Wirtschaft e.V., Bonn (since May 15, 2007)
Dr. Peter Traumann, Mitglied des Vorstands der Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Berlin (until May 14, 2007)

State Ministers of Agriculture:

Baden-Wuerttemberg:
Peter Hauk, MdL, Minister für Ernährung und Ländlichen Raum des Landes Baden-Württemberg, Stuttgart

Lower-Saxony:
Hans-Heinrich Ehlen, Minister für den Ländlichen Raum, Ernährung, Landwirtschaft und Verbraucherschutz des Landes Niedersachsen, Hannover

Free State of Thuringia:
Dr. Volker Sklenar, Minister für Landwirtschaft, Naturschutz und Umwelt des Freistaates Thüringen, Erfurt

Representative of the Trade Unions:
Hans-Joachim Wilms, stellv. Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin

Representative of the Federal Ministry of Food, Agriculture and Consumer Protection:
Dr. Jörg Wendisch, Ministerialdirektor, Bonn

Representative of the Federal Ministry of Finance:
Berthold Leber, Ministerialdirigent, Berlin

Representatives of Banks and other Lending Experts:
Dr. Rolf-E. Breuer, ehem. Sprecher des Vorstands und früherer Vorsitzender des Aufsichtsrats der Deutschen Bank AG, Frankfurt am Main
Dr. Ulrich Brixner, Vorsitzender des Beirats der DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Dr. Thomas R. Fischer, Vorsitzender des Vorstands der WestLB AG, Düsseldorf

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

REAL GROSS DOMESTIC PRODUCT (GDP)

(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

1st quarter 2006	0.8%	1.9%
2nd quarter 2006	1.2%	2.9%
3rd quarter 2006	0.8%	3.2%
4th quarter 2006	1.0%	3.9%
1st quarter 2007	0.5%	3.6%

     Economic growth in the first quarter of 2007 was driven mainly by the development of capital formation, especially machinery and equipment and construction, as compared with the fourth quarter of 2006. A decrease in final consumption expenditure of households due to the VAT rise at the beginning of 2007, however, had a dampening effect on the GDP growth rate. Net exports also dampened growth compared to the previous quarter due to unusually high export figures in the fourth quarter of 2006 caused by late data reporting. This also affected changes in inventories, which contributed to growth in the first quarter of 2007 following the strong reduction in inventories in the fourth quarter of 2006.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 1st quarter of 2007, Press release, 24 May 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/05/PE07__213__81,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%
May 2007	0.2%	1.9%
June 2007	0.1%	1.8%

     In June 2007, energy prices slowed the year-on-year rate of price increase with domestic fuels becoming much cheaper and motor fuels increasing only slightly compared to June 2006. Compared to June 2006, household energy prices rose, especially for electricity, gas and charges for central and remote heating.

     Rising prices for food were observed, in particular for fruit, fish and seafood and milk, although on average vegetable prices declined in June 2007 compared with June 2006. With respect to non-alcoholic beverages, prices for mineral water, juice and lemonades continued to increase year-on-year.

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Source: Statistisches Bundesamt, Consumer prices in June 2007: +1.8% on June 2006, Press release, 16 July 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/07/PE07__283__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages

March 2006	8.8%	8.3%
April 2006	8.3%	8.0%
May 2006	8.3%	8.1%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.2%
September 2006	8.1%	8.1%
October 2006	7.3%	7.8%
November 2006	7.0%	7.7%
December 2006	6.8%	7.6%
January 2007	7.6%	7.3%
February 2007	7.5%	6.8%
March 2007	7.2%	6.7%
April 2007	6.6%	6.4%

     The number of employed persons increased by approximately 560,000 (+1.4%) in April 2007 as compared to April 2006. The number of unemployed persons declined by 730,000 (-20.9%) in April 2007 as compared to April 2006.

Source: Statistisches Bundesamt, ILO labour market statistics April 2007, Press release, 31 May 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/05/PE07__222__133,templateId=renderPrint.psml).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion)

Item	January to May 2007	January to May 2006

Foreign trade	+81.3	+63.0
Services	-7.2	-8.7
Factor income (net)	+2.7	+6.1
Current transfers	-13.8	-13.6
Supplementary trade items	-5.9	-7.9

Current account	+57.1	+38.9

Source: Statistisches Bundesamt, German exports in May 2007: 9.3% on May 2006, Press release, 9 July 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2007/07/PE07__273__51,templateId=renderPrint.psml).

Fiscal Maastricht Criteria

     At its meeting on June 5, 2007, the Ecofin Council adopted the Commission’s recommendation that the excessive deficit procedure against Germany opened in 2003 be dropped. The Ecofin Council considered that Germany’s deficit—which stood at 1.7% of GDP in 2006, compared with 4% in 2003—had been reduced in a credible and sustainable manner, given also the fact that the Commission’s spring forecast projected a further deficit reductions in 2007 and 2008. The Ecofin Council noted, however, that Germany’s government debt was projected to remain at 65.4% in 2007, which is above the EU’s 60% reference value.

Sources: Commission of the European Communities , Recommendation for a Council Decision abrogating Decision 2003/89/EC on the existence of an excessive deficit in Germany, Brussels, 16 May 2007 (http://ec.europa.eu/economy_finance/about/activities/sgp/edp/edp_de_104.12.pdf); Council of the European Union, 2804th Council meeting, Luxembourg, 5 June 2007, Press Release (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/94513.pdf).

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LANDWIRTSCHAFTLICHE RENTENBANK

BUSINESS

Loans to Banks and Customers

New Business

The following table shows our new loan commitments for medium- and long-term extensions of credit:

	For the Year Ended December 31,

	2006	2005

	(EUR in millions)
Loan commitments(1):	11,264	9,479
Standard promotional loans for agriculture and rural areas	4,183	3,353
Special loans for specific promotional purposes and assistance measures	2,717	2,795
Renewals	4,364	3,331
Securities	3,254	3,427

Total medium- and long-term extensions of credit	14,518	12,906

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

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     MANAGEMENT’S COMMENTS ON THE
CONSOLIDATED FINANCIAL STATEMENTS

Sources of Funds

Liabilities to banks decreased by €2.9 billion, or 23.8%, to €9.4 billion at December 31, 2006 from €12.3 billion at December 31, 2005 and liabilities to customers increased by €0.1 billion, or 4.2% to €4.3 billion at December 31, 2006 from €4.2 billion at December 31, 2005.

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT

Repayment Schedule for Consolidated Funded Debt

												After
		2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	Total
(€ in millions)

1.	Promissory Notes/Intern.Loans:	139	54	9	225	69	-	-	230	2	1	93	822
	(Schuldscheindarlehen)

2.	Registered Bonds	867	1,124	1,113	584	425	462	968	432	332	432	80	6,819
	(Namensschuldverschreibungen)
3.	Bearer Bonds
	Secured	241	86	1,305	-	2	-	2	-	-	-	-	1,636
	Unsecured	18,455	13,057	8,216	6,498	6,180	547	3,689	739	2,219	1,681	1,494	62,775

Total		19,702	14,321	10,643	7,307	6,676	1,009	4,659	1,401	2,553	2,114	1,667	72,052

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 27th day of July, 2007.

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Dr. Horst Reinhardt
By:
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director,
Deputy member of the Management Board

/s/ Martin Middendorf
By:
	Name:	Martin Middendorf
	Title:	Vice President